Filed by Marriott International, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934, as amended

Subject Company: Starwood Hotels & Resorts Worldwide, Inc.

Commission File No. for Registration Statement on

Form S-4 filed by Marriott International, Inc.: 333-208684

STARWOOD UPDATE TALKING POINTS

UPDATED: MARCH 22, 2016

If you receive any questions regarding Marriott’s proposed acquisition of Starwood Hotels and Resorts Worldwide, please use the following statement. It is important you do not expand on this statement nor share personal interpretation of the press release.

Thank you for contacting Marriott regarding our proposed acquisition of Starwood Hotels and Resorts Worldwide. Marriott has issued a statement related to our revised offer to acquire Starwood. To read our statement, please visit the online Marriott News Center for additional information. http://news.marriott.com/2016/03/marriott-international-revised-offer.html

Here are some key messages to reiterate with customers Marriott’s excitement and dedication to the deal:

•	The combined power of Marriott International and Starwood Hotels and Resorts Worldwide will create the largest hotel company in the world, creating a broader global footprint and the most powerful frequent traveler programs in the industry, which will strengthen our ability to serve our guests wherever they travel.

•	With transaction closing planned for mid-2016, we expect to initially run parallel loyalty programs. This means we will maintain existing member benefits as we build a bridge between the two programs to enhance the member experience.

•	We are working to create a combined platform with meaningful growth in membership and unparalleled loyalty.

If you have any questions related to the statement, please refer customers to the Marriott News Center on Marriott.com.

Additional Information and Where to Find It

This communication relates to a proposed business combination between Marriott and Starwood. In connection with this proposed business combination, on February 16, 2016, Marriott filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed business combination. The registration statement on Form S-4 was declared effective by the Commission on February 17, 2016. Each of Marriott and Starwood mailed the joint proxy statement/prospectus to its respective stockholders beginning on or around February 19, 2016. INVESTORS AND SECURITY HOLDERS OF MARRIOTT AND STARWOOD ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Marriott and Starwood file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Marriott free of charge by directing a request to investorrelations@marriott.com, or from Starwood free of charge by directing a request to ir@starwoodhotels.com.

Note on forward-looking statements: This communication contains “forward-looking statements” within the meaning of U.S. federal securities laws, including statements concerning the benefits of the transaction, plans for closing the transaction, plans for the combined company’s loyalty programs, and other anticipated future events and expectations that are not historical facts. We caution you that these statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including the receipt of necessary consents, and other risk factors that we identify in our most recent annual report on Form 10-K and in the joint proxy statement / prospectus on Form S-4 that we filed with the U.S. Securities and Exchange Commission on February 16, 2016. Any of these factors could cause actual results to differ materially from the expectations we express or imply in this communication. We make these forward-looking statements as of the date of this communication. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.